[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]

September 6, 2017

VIA COURIER AND EDGAR

Re:	CorePoint Lodging Inc.
Registration Statement on Form 10
File No. 001-38168

Coy Garrison, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Garrison:

On behalf of CorePoint Lodging Inc. (“CorePoint Lodging”), we hereby transmit via EDGAR for filing with the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form 10 (the “Registration Statement”), marked to show changes from the Registration Statement as filed on July 26, 2017. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission set forth in your letter, dated August 23, 2017 regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by CorePoint Lodging. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 1.

General

1.	Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

CorePoint Lodging acknowledges the Staff’s comment and advises the Staff that it will provide all of the information required by Form 10, including filing all required exhibits and completing all remaining blanks, in one or more future pre-effective amendments. CorePoint Lodging understands that the Staff requires a reasonable amount of time for review.

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Exhibit 99.1

The Spin-Off

Internal Reorganization, page 72

2.	We note your disclosure that La Quinta will undergo an internal reorganization pursuant to which all of the assets and liabilities associated with the Separated Real Estate Business will be retained by or transferred to you or your subsidiaries. Please revise your disclosure to describe this reorganization in more detail.

CorePoint Lodging has revised the disclosure on pages 10 and 74 to include an additional structure chart to reflect La Quinta Holdings Inc.’s (“La Quinta”) organizational structure prior to the proposed internal reorganization, pages 11 and 74 to add additional detail to the structure chart reflecting La Quinta’s organizational structure following the proposed internal reorganization and pages 19 and 72 to provide additional details known at this time regarding the proposed internal reorganization. CorePoint Lodging respectfully advises the Staff that it expects to further revise the disclosure in a subsequent filing to describe additional details as they become available.

The Purging Distribution, page 75

3.	It appears that your Purging Distribution will be related to accumulated earnings and profits attributable to the period between the spin-off and the date you become a REIT. Please clarify for us if you expect to have a distribution related to the accumulated earnings and profits attributable to any periods prior to your spin-off and how you made that determination.

CorePoint Lodging does not expect to have a distribution related to accumulated earnings and profits for any periods prior to the spin-off. Because the contribution of assets to CorePoint Lodging will be a taxable transaction, and an election under Section 336(e) of the Internal Revenue Code of 1986, as amended, will be made for the distribution of shares of CorePoint Lodging, CorePoint Lodging will have no accumulated earnings and profits from any period before the spin-off, and no distribution related to such earnings and profits will be required.

Conditions to the Spin-Off, page 80

4.	We note that one of the conditions to the spin-off is that the La Quinta Parent board of directors shall have obtained opinions from a nationally recognized valuation firm with respect to the capital adequacy and solvency of each of La Quinta and CorePoint Lodging after giving effect to the spin-off. Please revise your disclosure to briefly describe the nature of these opinions or tell us why you believe such disclosure is not material.

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CorePoint Lodging has revised the disclosure on pages 21 and 81 to provide additional disclosure regarding the nature of the opinions that the La Quinta Parent board of directors will obtain prior to completion of the spin-off.

Unaudited Pro Forma Consolidated Financial Statements, page 90

5.	We refer you to the La Quinta Holdings Inc. Item 7.01 Form 8-K filed on July 26, 2017. Per page 8 of Exhibit 99.1 in that filing, it appears that La Quinta Holdings Inc. has allocated some of the existing debt to New La Quinta. Per the pro forma consolidated financial statements in this Form 10, it does not appear that you have allocated any existing debt to discontinued operations. Please reconcile these two conflicting factors for us.

CorePoint Lodging respectfully acknowledges the Staff’s comment. The pro forma consolidated financial statements in the Registration Statement are presented in accordance with Article 11 of Regulation S-X, with the discontinued operations being presented in accordance with Accounting Standards Codification (“ASC”) Topic 205-20. In accordance with ASC 205-20-45-7, “The allocation to discontinued operations of other consolidated interest that is not directly attributable to or related to other operations of the entity is permitted but not required…” Currently, the long-term debt of La Quinta’s consolidated business is not directly attributable to any of La Quinta’s real estate, franchising or management businesses. As such, CorePoint Lodging believes that reflecting the entire balance of La Quinta’s current long-term debt as continuing operations is the most appropriate presentation within the pro forma consolidated financial statements in the Registration Statement, in keeping with the provisions of ASC Topic 205-20. Further, when considering the additional pro forma adjustments relating to the anticipated debt refinancing associated with the spin-off transaction, CorePoint Lodging believes this presentation provides the most understandable presentation of the pro forma consolidated financial statements. CorePoint Lodging will update the pro forma financial statements and associated footnotes in a subsequent filing of the Registration Statement once the terms for such refinancing are determined.

La Quinta furnished stand-alone statements of operations for CorePoint Lodging and New La Quinta under Item 7.01 of Form 8-K in Exhibit 99.1 of La Quinta’s Form 8-K dated July 26, 2017, because it believes that such statements provide meaningful supplemental information to investors and analysts for purposes of assessing New La Quinta on a stand-alone basis as if the currently contemplated spin transaction of CorePoint Lodging had occurred. This presentation of non-GAAP supplemental information is intended to provide a view of the operating results of New La Quinta as if it had historically been a stand-alone, discrete entity. Under

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this view, La Quinta’s belief is that New La Quinta would have carried an appropriate and directly attributable level of long-term debt, similar to the distinct long-term debt that is expected to be carried by New La Quinta after the spin transaction. As such, La Quinta believes it was most appropriate to allocate associated interest expense to New La Quinta for purposes of this presentation.

CorePoint Lodging advises the Staff that it will provide pro forma adjustments and revise its disclosure on the debt refinancing to include additional information, which has not yet been determined, in subsequent filings.

Note 3: Spin-Off Adjustments, pages 97 to 99

6.	It does not appear that you have included a pro forma adjustment for the Purging Distribution. Please tell us how you determined it was unnecessary to include an adjustment for the Purging Distribution. To the extent you continue to believe such an adjustment is not necessary, please revise your disclosure on page 90 to clarify that the pro forma consolidated financial statement have not been adjusted for the Purging Distribution and disclose the expected amount of the Purging Distribution.

CorePoint Lodging has revised the disclosure on page 92 to clarify that the pro forma consolidated financial statements have not been adjusted for the Purging Distribution and to disclose the expected amount of the Purging Distribution, which will be completed in a future pre-effective amendment when the necessary facts and circumstances have been determined. Because CorePoint Lodging does not expect to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes until 2018, CorePoint Lodging will be subject to corporate income tax expense for fiscal year 2017, but we note that CorePoint Lodging is not expected to have substantive operations in 2017, or at any point in 2018 prior to the effective date of its election and qualification to be subject to tax as a REIT for U.S. federal income tax purposes. Following this election, CorePoint Lodging will no longer be subject to corporate income tax expense, with the exception that it will continue to incur a federal income tax expense for its taxable REIT subsidiary. For the reasons stated above, CorePoint Lodging does not currently anticipate that the Purging Distribution will be sufficiently material to require a pro forma adjustment.

7.	We note your columns for Adjustment for Discontinued Operations. Please revise your filing to disclose how you determined the amounts to allocate to discontinued operations. This comment applies to both your pro forma consolidated balance sheet and your pro forma consolidated statements of operations.

CorePoint Lodging has revised its pro forma consolidated balance sheet and pro forma consolidated statements of operations on pages 93 to 97 to include a footnote disclosing how it determined the amounts to allocate to discontinued operations.

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8.	We note your adjustment (e). Please revise to disclose the terms of the new agreements, specifically the percentage of revenues to be paid.

CorePoint Lodging has revised page 100 to provide a cross-reference to “Business and Properties—Our Principal Agreements” on pages 147 to 151 of Amendment No. 1, which provides a description of the anticipated terms of the new franchise and management agreements.

9.	We note your adjustment (f). To the extent the actual interest rates could vary from the interest rates assumed, please revise your filing to disclose the effect of a 1/8 percent variance in the interest rate.

CorePoint Lodging has revised page 100 to present the effect of a 1/8 percent variance in interest rates on the adjustment to interest expense. This information will be completed in a future pre-effective amendment when determinations regarding the Financing Transactions have been finalized.

10.	We note your adjustment (i). Please revise to provide more detail regarding the nature of this adjustment and how you determined the amount of the adjustment. Alternatively, please tell us where you have disclosed this information elsewhere in your filing.

CorePoint Lodging respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure to include the requested information, some of which is not yet available or has not yet been determined, in a subsequent filing.

11.	We note your adjustment (k). Please revise to provide more detail regarding the nature of this adjustment and how you determined the amount of the adjustment.

CorePoint Lodging respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure to include the requested information, some of which is not yet available or has not yet been determined, in a subsequent filing.

Our Principal Agreements, page 147

12.	We note your references to the management and franchise agreements you will enter into with La Quinta. It appears these agreements may be material contracts under Item 601(b)(10) of Regulation S-K. Please include these agreements or a form thereof in your exhibits to the registration statement or tell us why these agreements are not material.

CorePoint Lodging respectfully advises the Staff that it does not plan to file its management agreements and franchise agreements as exhibits to its Registration Statement on Form 10 because CorePoint Lodging does not consider such contracts to be material contracts not made in the ordinary course of business within the meaning of Item 601(b)(10) of Regulation S-K.

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Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” According to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by the registrant, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof. Item 601(b)(10)(ii) further provides that even if the contract falls within one or more of the specified categories, it need not be filed if it is immaterial in amount or significance. The categories specified in Item 601(b)(10)(ii) (A), (C) and (D) are inapplicable to CorePoint Lodging’s management agreements and franchise agreements. Subsection (B) requires the filing of any contract upon which the registrant’s business is substantially dependent.

CorePoint Lodging does not believe that its business is substantially dependent on any one of its management agreements or franchise agreements. Each management agreement and franchise agreement relates to only one property, and no single property accounted for more than 2% of CorePoint Lodging’s Adjusted EBITDA in fiscal 2016. Accordingly, CorePoint Lodging does not believe that its business will be substantially dependent on any one of these management or franchise agreements.

Furthermore, none of these management agreements and franchise agreements are expected to be dependent on the other. While the termination of any of these management agreements or franchise agreements could have a negative impact on CorePoint Lodging’s operations, CorePoint Lodging believes that it could replace such contract with a new contract in a relatively short period of time and that any such negative impact would be only temporary.

Finally, to the extent that any of CorePoint Lodging’s management agreements or franchise agreements were terminated other than pursuant to the specific permitted circumstances contained therein, CorePoint Lodging would vigorously pursue any and all claims for damages and the other remedies available to it, which, if successful, would offset the temporary negative impact on its operations. While it is not guaranteed that CorePoint Lodging would recover any amounts in the case of a breach of a franchise agreement or management agreement, CorePoint Lodging believes that the amounts recovered, if any, would mitigate any lost revenue CorePoint Lodging might sustain while its properties are being flagged or franchised. While any termination of a franchise agreement or management agreement could have a temporary negative impact on CorePoint Lodging’s operations, any such termination would not have a long-term impact on its business.

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For the reasons set forth above, CorePoint Lodging does not believe that its business will be substantially dependent on any of its franchise agreements or management agreements, and since they are being entered into in the ordinary course of business, it does not believe that these agreements are material contracts that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

CorePoint Lodging believes that its current disclosure on pages 148 to 150 regarding its management agreements and franchise agreements, including the applicable fees, termination provisions and term, and its financial disclosure, which presents franchise and management fees on an aggregate basis, provides investors with all of the material terms of these contracts and is consistent with industry disclosure. CorePoint Lodging undertakes to periodically review how it discloses the material terms of its management agreements and franchise agreements to ensure meaningful information is being provided to investors.

Management Agreements, page 148

13.	We note that following the spin-off, the management agreements will require you to pay a management fee of 5.0% of gross hotel revenues or receipts. We also note that prior to the spin-off, per your disclosure on page 102, La Quinta’s owned hotels were subject to a management fee of 2.5% of gross operating revenue. Please revise to explain the factors considered in determining the new management fee and to discuss any differences in the services to be provided in exchange for the management fee post-spin off when compared to the management of the owned hotels by La Quinta prior to the spin-off.

CorePoint Lodging respectfully acknowledges the Staff’s comment. The scope of services contemplated within the fee provided within the management agreements following the spin-off is expected to include certain services that were not encompassed within the management fee under the prior management agreements, but were provided under either a direct reimbursement pricing model or as part of La Quinta’s overall general and administrative infrastructure. These services included, but were not limited to, certain human resources, risk management, revenue management, payroll, accounting, and information technology services. CorePoint Lodging has revised the disclosure on page 148 consistent with the Staff’s comment.

14.	We note your disclosure on page 149 that “if we sell a hotel, either party may terminate the management agreement . . . .” Please revise this disclosure to discuss the restrictive covenants in your management agreements that will limit or restrict your ability to sell a hotel absent approval from La Quinta, per your risk factor disclosure on page 33.

CorePoint Lodging has revised page 33 to clarify that restrictive covenants in its franchise agreements limit or restrict its ability to sell a hotel without prior approval from La Quinta. CorePoint Lodging has also revised page 150 to describe these restrictive covenants. CorePoint Lodging respectfully notes that disclosure regarding restrictive covenants in its management agreements is on pages 148 and 149.

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Franchise Agreements, page 149

15.	We note your disclosure that in addition to the royalty fee of 5.0% of gross room revenues, you will “pay certain marketing, reservation, and other customary fees.” Please revise to quantify these marketing, reservation, and other customary fees.

CorePoint Lodging respectfully acknowledges the Staff’s comment. CorePoint Lodging has amended the disclosure on page 150 by quantifying the material fees.

Certain Provisions of Maryland Law and of our Charter and Bylaws, page 187

16.	We note your disclosure that certain amendments to the provisions of your charter require the consent of Blackstone. To the extent this statement refers to provisions other than the consent requirement for the removal of a Blackstone Director, please expand your disclosure to describe these provisions. Please also file your Stockholders Agreement with Blackstone as an exhibit to the registration statement or tell us why the agreement is not a material contract under Item 601(b)(10) of Regulation S-K.

CorePoint Lodging has revised page 187 to clarify that Blackstone only has the consent rights described in the section titled “Certain Provisions of Maryland Law and of our Charter and Bylaws.” CorePoint Lodging respectfully advises the Staff that it will file the Stockholders Agreement as an exhibit to the Registration Statement in a future pre-effective amendment.

Financial Statements for CorePoint Lodging Inc.

Note 3 – Commitments and Contingencies

Organization costs and registration expenses, page F-4

17.	Please disclose the amount of organization costs and registration expenses that were advanced by La Quinta Holdings Inc. on your behalf through May 8, 2017.

CorePoint Lodging respectfully acknowledges the Staff’s comment. CorePoint Lodging considers the registration expenses and costs incurred in connection with the spin transaction to be part of La Quinta’s ongoing effort to advance its key strategic initiatives and drive value for its stakeholders. La Quinta had not advanced material funds for organization costs on behalf of CorePoint Lodging through May 8, 2017. As subsequent filings are made, CorePoint Lodging will ensure that any material organization costs advanced by La Quinta on CorePoint Lodging’s behalf are disclosed in CorePoint Lodging’s financial statements. CorePoint Lodging respectfully advises the Staff that CorePoint Lodging has no intent or obligation to reimburse La Quinta for any of these expenses.

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Financial Statements for La Quinta Holdings Inc.

General

18.	Please tell us how you determined it was unnecessary to provide Schedule III. Please refer to Rule 5-04 of Regulation S-X.

CorePoint Lodging respectfully acknowledges the Staff’s comment. Schedule III, as prescribed by Rule 5-04 of Regulation S-X, “shall be filed…by persons a substantial portion of whose business is that of acquiring and holding for investment real estate or interests in real estate…Real estate used in business shall be excluded from the schedule.” CorePoint Lodging respectfully advises the Staff that, as discussed in La Quinta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, La Quinta is an owner, operator and franchisor of select-service hotels and uses real estate in the conduct of its business. La Quinta’s business is not one of acquiring and holding for investment real estate or interests in real estate. Therefore, CorePoint Lodging believes that La Quinta, like other public company hotel and resort owners and operators, is not required to include Schedule III in its registration statements or Form 10-Ks.

CorePoint Lodging respectfully acknowledges that after giving effect to the spin-off, CorePoint Lodging will be required to file a Schedule III pursuant to Rule 5-04 of Regulation S-X.

Note 2. Significant Accounting Policies and Recently Issued Accounting Standards

Revenue Recognition, page F-13

19.	We note you record rebates of royalty fees as a reduction of revenue. Please clarify for us how you determine the amount to record as a reduction of revenue. In addition, please tell us the amount that you have recorded for rebates for all periods presented. Within your response, please reference the authoritative accounting literature relied upon.

CorePoint Lodging respectfully acknowledges the Staff’s comment. In accordance with its third party franchise agreements, La Quinta offers a rebate of 0.5% of room revenues to franchise properties that meet specific criteria on an annual basis. La Quinta applies ASC 605-50-25-1 and 2, as well as ASC 605-50-25-7 through 9, in accounting for these rebates. La Quinta uses historical experience to estimate future rebates, and records a commensurate amount of deferred revenue. These estimates

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have historically approximated the actual amounts paid, with any difference recorded as a current adjustment to revenue. For each of the past three years, rebates have approximated 50% of the total rebates possible if all franchisees were to meet all criteria, and amounted to approximately $1,965,000, $1,816,000 and $1,725,000 for the years ended December 31, 2016, 2015 and 2014, respectively.

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Please do not hesitate to call me at 212-455-7614 with any questions or further comments you may have regarding this submission or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Howard Efron

Jennifer Monick

Rahul Patel, Esq.

La Quinta Holdings Inc.

James H. Forson

Mark M. Chloupek, Esq.